Exhibit 99.1

Gridsum Announces Management Changes

BEIJING, September 29, 2019 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced that Mr. Ravi Sarathy, previously co-chief financial officer of the Company, has been appointed as the chief financial officer of the Company, effective September 30, 2019. Concurrently with this appointment, Mr. Michael Peng Zhang, previously co-chief financial officer of the Company, has resigned from his position and will continue to serve the Company as Vice President in charge of corporate development.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better-informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to unexpected difficulties in pursuit of our goals and strategies, unpredictability of demand for new solutions Gridsum has developed, difficulties keeping and strengthening relationships with customers, potential difficult expanding our customer base or securing new orders from existing customers, potentially costly research and development activities, liquidity and the availability of additional capital when needed, and weaknesses of our internal controls, competition in the digital intelligence market, PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions . Further information regarding these and other risks is included in Gridsum’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com